July 20, 2006

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mr. Scott Stringer

Ms. Donna DiSilvio

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Inverted Paradigms Corporation
Form 10-KSB for the calendar year ended December 31, 2005
Filed March 30, 2006
Form 10-QSB for the quarter ended March 31, 2006
Filed May 15, 2006
File No. 000-27131

Dear Ladies and Gentlemen:

As outside counsel to Inverted Paradigms Corporations, we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated June 15, 2006, regarding the matters listed above. The staff’s comments are reproduced below in bold italics and followed by the Company’s response. Also, in response to your comments we will file an amendment to the Form 10-QSB listed above and will appropriately respond to all comments in future annual and quarterly filings.

Form 10-KSB for the year ended December 31, 2005

Item 6. Management’s Discussion and Analysis, page 12

1.	Please include a discussion regarding your specific plans to resolve the doubts about your ability to continue in existence. State your plans to raise additional capital and financing. Indicate whether you have any plans to reduce costs by cutting back operations until funds are available. Refer to Financial Reporting Codification Section 607.02.

Response: The Company’s future filings will discuss the plans to resolve doubts about our continued existence in our MD&A with language similar to the following:

“Based upon the Company’s current level of revenues and cash position, we will need to raise additional capital in order to fund current operations. These factors raise substantial doubt about our ability to continue as a going concern. We are pursuing several alternatives to address this situation, including raising additional funding through an equity or debt financing. As a part of our purchase of the Silent Sword™ software, the seller is required to raise a minimum of two million dollars to help fund operations. If the funds are not raised, the seller will only be entitled to 50% of the $300,000 purchase price. On March 9, 2006, we sold in a private placement, a secured promissory note in the amount of $250,000 to a stockholder of the Company. On April 3, 2006, we signed an agreement to sell up to 35 million shares of restricted stock with an investor. On April 17, 2006, the investor purchased 4 million shares for $180,000. We are also currently in negotiations to sell approximately 3 million shares to another investor. There can be no assurance that the requisite financing will be consummated in the necessary time frame or on terms acceptable to us. At the present time we do not have plans to reduce costs by cutting back operations, however, should we be unable to raise sufficient funds, we may be required to curtail our operating plans or worst case, cease operations. No assurance can be given that we will be able to operate profitably on a consistent basis, or at all, in the future.”

Overview, page 12

2.	We note that you are currently designing and testing the software recently purchased. Please expand your discussion to indicate the funding needed to complete the designing, testing and other steps necessary before this product is available to end consumers. Discuss whether the lack of or limited cash beyond June 2006 would delay when you anticipate the product being available.

Response: The Company’s future filings will address the funding, designing and testing of our software with additional language similar to the following:

“We are currently re-engineering, re-designing and re-testing our software, Silent Sword™. The re-designing is being completed by our Chief Technology Officer and his team. This process will include redefining core business requirements along with re-documentation and re-testing of all operating systems and applicable applications. Re-testing of the software has required an additional employee and the additional of a development and testing sandbox environment that has been purchased. The costs associated with redesign and retesting are approximately $100,000 for labor, inclusive of officer’s salary of $66,000, and $10,000 for equipment. The redesign and retesting costs were incurred prior to June 2006 and have not been delayed since cash required for this process has been acquired through financing. Additional capital for marketing, packaging and customer services will be needed after the product is complete. If the capital is not available after June 2006, the release of the product could be delayed.”

Cash Requirements, page 13

3.	Please enhance to discuss your minimum cash requirements for the next twelve months. We note that you believe you will require an additional

$2,400,000. Your discussion should include the expenditures you intend to make with regards to your golf web site, packaging, advertising and promotional programs, design and testing of Silent Sword, hiring additional personnel, compensation for officers and consulting and professional services. In addition, please discuss the anticipated changes to your plan of operations if you raise capital that exceeds the amount needed to satisfy your cash requirements over the next twelve months. Please refer to Item 303(b) of Regulation S-B.

Response: The Company’s future filings will address cash needed with additional language similar to the following:

“We believe we will need an additional $2,400,000 to continue operations over the next twelve months. These expenses include the following:

Marketing	$1,100,000
Officers’ salaries and related taxes	390,000
Other general and admin expenses	240,000
Management consultants	160,000
Payroll and related taxes	135,000
Health and liability insurance	100,000
Legal, accounting and other professional fees	100,000
Rent	57,000
Travel	40,000
Director fees	30,000
Web design and hosting	22,000
Other computer and office equipment	16,000
Computer equipment for testing	10,000

$2,400,000

If we are unable to raise the required capital, we will need to reduce current and expected expenses in the future. The most significant reduction would be in marketing of our product. This may greatly reduce our ability to generate sales.

If additional capital is raised, we plan to use the capital to further enhance our software, increase marketing, and accelerate our ability to reach the retail market by selling our product in retail stores. We currently are planning to sell our software exclusively on our website. Additional capital would also allow us to pay for packaging and distribution of our software in a compact disc format.”

Liquidity and Capital Resources, page 15

4.	Please discuss how cash flows from discontinued operations are reported in the statements of cash flows. In the discussion quantify for us the cash flows from discontinued operations and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources.

Response: The Company’s future filings will address cash flows from discontinued operations with additional language similar to the following:

“Cash flows from discontinued operations should have been reported separately under the caption totaling cash flows from operating activities. Cash flows from discontinued operations consisted of impaired goodwill of $108,400, impaired property and equipment of $2,280, a change in prepaids of $8,393, a change in other assets of $5,879, a change in accounts payable of $35,900 and a change in other liabilities of $24,250 for the year ended December 31, 2004. In 2005, cash flows from discontinued operations consisted of a change in accrued expenses of $18,825.

We believe that cash flows from discontinued operations will benefit us since less cash will be used to fund the operations of this business that was unable to generate the cash needed to support its own operations.”

Item 9. Directors and Executive Officers of the registrant

Audit Committee, page 19

5.	Please disclose whether or not there is a financial expert on the Committee. If so, please name them. See Item 401(e) of Regulation S-B.

Response: In the Company’s future filings, disclosures related to whether or not there is a financial expert on the Audit Committee will include additional language similar to the following:

“The Audit Committee also includes at least one member — Mr. William Parson — determined by the Board to meet the qualifications of an “audit committee financial expert,” as defined by SEC rules. Stockholders should understand that these designations related to an Audit Committee member’s experience and understanding do not impose upon him any duties, obligations or liabilities greater than those generally imposed on a member of the Audit Committee or the Board.”

Financial Statements

Consolidated Statements of Operations, page F-3

6.	We note the Company did not decide to discontinue the operations of Leather Craft and Game Fore Golf until November 2004. Please revise to distinguish the loss recognized on the disposal and the amount of revenues and loss from operations. If goodwill was the only major asset and liability included as part of the disposal, please clarify that fact. See SFAS 144, paragraphs 43-47.

Response: The Company’s future filings will address the discontinued operations of Leather Craft and Game Fore Golf with additional language similar to the following:

“Discontinued Operations. In November 2004, the Company decided to discontinue the operations of Leather Craft and Game Fore Golf, due to significantly fewer orders than expected for leather goods from Leather Craft’s largest customer (the Company’s leather goods product segment). As a result of this, the Company recorded a gain from discontinued operations of $13,200 and a loss from discontinued operations of $306,094 as of December 31, 2005 and 2004, respectively. The loss from discontinued operations in 2004 included a loss of $108,400 which was all of the goodwill associated with the purchase of Leather Craft and Game Fore Golf. The remaining loss corresponds to operations for the year ended December 31, 2004.”

Statement of Cash Flows, page F-6

7.	Please advise or revise to show the issuance of common stock for the acquisition of Games Fore Golf and the conversion of notes payable into common stock separately as non-cash investing and financing activities. See SFAS No. 95 paragraph 32.

Response: The Company’s future filings will show the issuance of common stock for the acquisition of Game Fore Golf and the conversion of notes payable into common stock with additional language included on the statements of cash flows under the caption “Supplemental Disclosure of Non-Cash Investing and Financing Activities”.

8.	Reference is made to the line item after financing activities entitled “net cash provided by discontinued operations.” SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Please revise or clarify for us how your presentation conforms with the basic disclosure requirements of SFAS 95.

Response: The Company’s future filings will report cash flows from discontinued operations in the proper categories within operating, investing and financing activities from discontinued operations.

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies, page F-7

9.	Please disclose your revenue recognition policies. Identify each different type of revenue transaction that you enter into or intend to enter into in the near future and then include a description of your policy for each different type of transaction. Also address sales allowances and sales returns. Further, convey in your disclosure whether your revenues are presented on a gross or net basis and clarify why that form of presentation is appropriate. Please reference Staff Accounting Bulletin Topic 13.

Response: The Company’s future filings will disclose the revenue recognition policies with additional language similar to the following:

“Revenue Recognition

Revenue was earned by the Company from the sale of golf equipment and related accessories through its online retail store and its retail location which was closed in February 2005. Online merchandise revenue was recognized upon the shipment of the merchandise, which accrued only after credit card authorization was obtained. Customers were allowed to return items for credit within 14 days of purchase. The Company provided for estimated returns at the time of shipment based on historical data. For the years ended December 31, 2005 and 2004, no allowance for returns was recorded because the estimated amounts were immaterial.

Upon the roll-out of Silent Sword™, we will recognize revenue from the sale of software upon delivery of a license to the customer, provided that persuasive evidence of an arrangement exists, the license fee is fixed and determinable, and collection of the fee is considered probable.

The Company recognizes revenues on a gross basis when the goods are shipped to the end user. The Company uses the gross method of revenue recognition, as prescribed under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” as the Company is the primary obligor in the transaction and is obligated to pay the supplier for work performed regardless of whether the customer accepts the product.”

10.	Please revise to include your accounting policies for web site development costs and software development.

Response: The Company’s future filings will disclose the accounting policies for web site development costs with additional language similar to the following:

“Website Design Costs. Website design costs include direct costs incurred by the Company to develop and enhance the Company’s website. Website design costs are expensed as incurred and totaled approximately $7,700 and $42,500 for the years ended December 31, 2005 and 2004, respectively. These amounts are included in technology and content expense in the accompanying consolidated statements of operations.

Software Development Costs - The Company capitalizes software development costs incurred to develop certain of the Company’s products in accordance with Financial Accounting Standards No. 86, “Accounting for the Costs of Computer

Software to be Sold, Leased or Otherwise Marketed” (SFAS 86). Costs are capitalized only after the technological feasibility of the project has been established. In accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS No.142), the Company has recorded its software development costs as a definite-lived intangible asset and is amortizing these costs over the three-year estimated useful life of the software. All other costs to develop software, either in the preliminary project stage or post implementation stage are expensed as incurred.”

Note 7. Notes Payable – Stockholders, page F-11

11.	Please tell us how you are accounting for the 50,000 shares of stock issued as additional consideration and clarify whether the stock has been issued or will not be issued until maturity. Revise your disclosure accordingly. Also address your accounting for the 75,000 shares of common stock that will be delivered as additional incentive for the note sold in March 2006 disclosed in Note 12 on page F-15.

Response: The Company’s future filings will revise the wording related to the accounting for the 50,000 shares of stock issued as additional consideration with additional language similar to the following:

“Unsecured Promissory. During the year ended December 31, 2005, we issued a note payable to Burns Family Trust for $200,000 including interest at a fixed rate of 11%. At maturity, April 18, 2006, in addition to the payment of principal and accrued interest, we will deliver as additional incentive for making the loan, 50,000 shares of our common stock. The stock is considered restricted securities as defined by the Securities Act of 1933, as amended. The fair value of these shares was calculated to be approximately $5,000 based on the closing price of our stock on the date of issuance. No charge has been reflected in the accompanying consolidated financial statements.”

Additionally, the Company will amend its March 31, 2006 Form 10-QSB to correct the accounting of the 75,000 shares of common stock that will be delivered as additional incentive for the note sold during March 2006 with additional language similar to the following:

“Secured Promissory Note. On March 9, 2006, we sold in a private placement, a secured promissory note in the amount of $250,000 to a stockholder. Interest accrues on the outstanding principal balance from and after March 6, 2006 at a rate of 11% per annum. At maturity, October 31, 2006, in addition to the payment of principal and accrued interest, we will deliver as additional incentive for making the loan, 75,000 shares of our common stock. The stock is considered restricted securities as defined by the Securities Act of 1933, as amended. The fair value of these shares is valued at $1,125 and will be amortized over the length of the loan. For the three months ended March 31, 2006, $140 has been expensed, with the unamortized portion of $985 included in current assets in the accompanying consolidated balance sheet.”

Note 8 – Income Taxes, page F-12

12.	Please explain to us the nature of the analysis you are required to complete for the Internal Revenue Service (IRS). Identify for us the events that triggered this tax uncertainty and the analysis you are required to complete. Tell us the amount of net operating losses and tax credits which are reasonably possible to be disallowed.

Response: Section 382 of the Internal Revenue Code and the accompanying Treasury Regulations require that a loss corporation calculate increases in the percentage of stock ownership of 5% shareholders to determine whether an ownership change occurs on a particular testing date. Thus, on each date that is considered a testing date under these rules, a corporation must identify its 5% shareholders, determine how their stock holdings have increased over the testing period (generally the three year period that ends on the testing date). An ownership change for purposes of Section 382 will occur if one or more of the corporation’s 5% shareholders increase their ownership, in the aggregate by more than 50 percentage points over the three year period. Section 382 generally requires a look-through of its direct shareholders when determining who is a 5% shareholder.

Once it is determined that an ownership change occurs with respect to a corporation, then Section 382 requires a future limitation on the use of the NOLs that generally allows a corporation to use no more NOLs than the amount that is equal to the value of the loss corporation multiplied by the long term tax exempt rate for that day, as issued by the IRS in the Internal Revenue Bulletin.

Calculating the impact of Section 382 would be a very costly and time consuming process. By completing this calculation, we would be required to include a valuation allowance for the amount of net operating losses limited by Section 382. Since we currently offset 100% of our deferred tax asset with a valuation allowance, we believe we do not need to complete this calculation until we achieve profitability and are then required to perform this analysis in connection with the filing of our federal income tax return.

Note 9. Stockholder’s Equity, page F-13

13.	We note from your disclosure here and within Recent Sales of Unregistered Securities on page 10 that the Company has sold notes that are convertible into the Company’s common stock at an amount significantly discounted from the average closing price of the stock. Please tell us what consideration you gave to recognizing beneficial conversion features associated with these notes. Reference is made to EITF 98-5.

Response: Upon the issuance of the convertible notes, and in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio,” the Company recognized no beneficial conversion on the Company’s common stock on the commitment date as these amounts are not material.

14.	Please provide the disclosures required by SFAS 123 for stock based employee compensation as well as stock issued for services.

Response: The Company’s future filings will include disclosures required by SFAS 123 for stock based employee compensation as well as stock issued for services with additional language similar to the following:

“Share-Based Payment Stock-Based Compensation. Before January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. The Company did not recognize compensation expense related to stock options granted to employees and directors where the exercise price was at or above fair value at the date of grant. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company elected to continue to apply the intrinsic-value-based method of APB No. 25 described above, and adopted only the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting For Stock-Based Compensation—Transition and Disclosure.”

On January 1, 2006, the start of the first quarter of fiscal 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at their fair values. The Company adopted SFAS No. 123(R) using the modified prospective application method under which the provisions of SFAS No. 123(R) apply to new awards and to awards modified, repurchased, or cancelled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized in the accompanying Consolidated Statement of Operations over the remaining service period after the adoption date based on the grant date of fair value. In accordance with SFAS 123(R), results for prior periods have not been restated.”

Note 11 – Commitments and Contingencies, page F-14

15.	We note you have recognized a gain on the extinguishment of debt because you determined you did not owe anything for those obligations or the debt due was negotiated with your vendors. In those cases where you determined you did not owe any amounts, please tell us and disclose the factors you considered in determining no amounts were owed and the accounting literature supporting your gain recognition.

Response: The Company, through negotiations with vendors and other efforts, determined liabilities owed were significantly reduced and/or did not exist.

“In accordance with Statements of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement 125”, a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Company’s future filings will include a reclassification of $310,125 of the gain on extinguishment of debt as a reduction of operating expenses to properly classify the relief of debt as of December 31, 2004 in accordance with SFAS 140 as well as the Company obtained written negotiations, legally releasing them from obligations.”

Form 10-Q for the period ended March 31, 2006

Notes to Financial Statements

Note 4 – Asset Purchase, page 8

16.	Please expand to provide the disclosures required by SFAS 142 identifying the major classes of intangible assets purchased, the fair value amounts assigned and the amortization periods. Also indicate the amount of any research and development purchased and written off. In this regard, it is not evident that technological feasibility of the computer software product was established when purchased. Please explain your basis for capitalizing any software purchased and tell us the accounting literature upon which you are relying.

Response: Additional disclosure will be added to Note 4 – Asset Purchase in the amended March 31, 2006 Form 10-QSB to include the class of the intangible, fair value, and amortization period. Management is currently evaluating the allocation of the purchase price between software costs and trademarks. The software costs will be amortized over a period of three years and the trademarks will not be amortized, but evaluated for impairment under the guidance of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”. In addition, there was no research and development purchased by the Company. Prior to the Company’s purchase, the software had been designed, coded and tested to meet the technological feasibility requirements of Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. The software had previously been sold and was being used by over 800 customers prior to being purchased by the Company. Management decided to perform additional work on the software before releasing a new version.

Note 6 – Stockholders’ Equity, page 9

17.	Please tell us your basis for concluding no charge need be reflected in the financial statements for shares issued as an inducement. In this regard, we note for example, shares have been issued as compensation during 2005 in amounts ranging from 10 to 13 cents per share and an investor purchased 4 million shares in April 2006 for $180,000.

Response: The Company has determined the value of the shares issued to be approximately $1,100 using a price similar to that used for other stock issuances during the first quarter of 2006 and will amend the March 31, 2006 Form 10-QSB accordingly.

Note 8 – Commitments and Contingencies, page 10

18.	Please disclose the reasons for entering into a settlement agreement with one of your stockholders. Also include as an exhibit any material agreements such as settlements with shareholders.

Response: A copy of the settlement agreement was included within the original March 31, 2006 Form 10-QSB filing as Exhibit 10.4. In addition, the Company’s future filings will include disclosures surrounding the reasons for entering into the settlement agreement with additional language similar to the following:

“Settlement Agreement. On February 9, 2006, we entered into a settlement agreement with a stockholder. This stockholder had priority rights with Delta Insights, LLC (“Delta”) in that he was to be returned his $100,000 investment in Delta in the event of the sale of Delta’s technology. When Delta sold its Silent Sword™ software to the Company, the shareholder believed he was entitled to the return of his investment. To avoid any litigation, the Company entered into a settlement that called for a cash payment of $25,000 paid immediately and a

$75,000 payment to be made as funds are raised for the Company. The settlement expense of $100,000 is included in general and administrative expenses in the accompanying consolidated statements of operations for the three months ended March 31, 2006 with the unpaid portion of $75,000 included in other current liabilities in the accompanying consolidated balance sheet as of March 31, 2006.”

Management’s Discussion and Analysis

Cash Requirements, page 12

19.	We note your disclosure that you believe the Company has enough cash to continue operations through June 2006. Please expand your discussion. See comments above on Form 10-KSB. Also, please explain why there are no revenues generated from your web site.

Response: The Company’s future filings will address cash needed with additional language similar to the following:

“We believe we will need an additional $2,400,000 to continue operations over the next twelve months. These expenses include the following:

Marketing	$1,100,000
Officers’ salaries and related taxes	390,000
Other general and admin expenses	240,000
Management consultants	160,000
Payroll and related taxes	135,000
Health and liability insurance	100,000
Legal, accounting and other professional fees	100,000
Rent	57,000
Travel	40,000
Director fees	30,000
Web design and hosting	22,000
Other computer and office equipment	16,000
Computer equipment for testing	10,000

$2,400,000

If we are unable to raise the required capital, we will need to reduce current and expected expenses in the future. The most significant reduction would be in marketing of our product. This may greatly reduce our ability to generate sales.

If additional capital is raised, we plan to use the capital to further enhance our software, increase marketing, and accelerate our ability to reach the retail market by selling our product in retail stores. We currently are planning to sell our software exclusively on our website. Additional capital would allow us to pay for packaging and distribution of our software in a compact disc format.

We are currently not generating revenue from our golf website due to a lack of inventory and have not entered into any agreements with affiliates. Our Silent Sword™ website will offer products beginning in July 2006.”

Exhibit 31.1

20.	Please delete the title of the officer from the first sentence of the certification. Please confirm that the inclusion of the title in the first line of the certification for your CEO was not intended to limit the capacity in which such individual provided the certification in your Form 10-QSB for the quarter ended March 31, 2006.

Response: The title of the officer will be removed from the amended Form 10-QSB filing, and there was no intention by the officer to limit his capacity of certifying Form 10-QSB for the quarter ended March 31, 2006.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie